United States
Securities and Exchange Commission

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported):
November 10, 2004

Commission File Number 000-27663

SIFY LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of India
(Jurisdiction of incorporation or organization)

Tidel Park, 2nd Floor
No. 4, Canal Bank Road, Taramani, Chennai 600 113, India
(91) 44-254-0770
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20F ☒     Form 40 F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Item 8.01. Other Events.

     On November 10, 2004, Sify Limited (“Sify”) entered into an Agreement with three of its existing investors, Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Private Limited, a copy of which is attached as Exhibit 99.1. Pursuant to the Agreement, Sify may be required to file one or more resale registration statements with the United States Securities and Exchange Commission.

Item 9.01. Financial Statements and Exhibits

(c)	Exhibits:

99.1	Agreement, dated November 10, 2004, by and among Sify Limited, Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Private Limited

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2004

SIFY LIMITED

By:	/s/ Anil Ahuja

Name: Anil Ahuja
Title: Chief Financial Officer

INDEX TO EXHIBITS

Number	Description
99.1	Agreement, dated November 10, 2004, by and among Sify Limited, Satyam Computer Services Limited, SAIF Investment Company Limited and Venture Tech Solutions Private Limited